Harvest Energy Trust – News Release
(HTE.UN – TSX; HTE - NYSE)

HARVEST ENERGY TRUST ANNOUNCES UPDATE OF FILING DEADLINE FOR TAX ELECTION FOR FORMER VIKING UNITHOLDERS, AND TAXABILITY OF JANUARY 2006 VIKING DISTRIBUTION

Calgary, May 4, 2006 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy Trust ("Harvest") today announces an update to the deadline for filing a tax election pertaining to the Plan of Arrangement between Harvest and Viking Energy Royalty Trust ("Viking"). Harvest has updated the instruction package and sample forms available on our website at www.harvestenergy.ca pursuant to the change below.

Revised Deadline for Filing Tax Election

Former Viking Unitholders who choose to defer potential tax arising from the Plan of Arrangement between Harvest and Viking must complete a tax election package (available on Harvest’s website) and submit the required forms to Canada Revenue Agency no later than August 3, 2006 to avoid possible late filing penalties and interest. This deadline is earlier than the April 30, 2007 deadline Harvest had originally communicated in the tax election package. Those planning to file elections that require a signature by Harvest must submit them to Harvest by July 7, 2006 to ensure that they are processed and returned to unitholders for filing by the August 3, 2006 deadline.

Taxability of January Viking distribution

The Viking distribution paid on February 15, 2006 is 100% taxable as 'other income' for Canadian unitholders. Canadian-resident former unitholders of Viking whose units were held through a broker or other intermediary will receive T3 slips directly from their broker or intermediary. Registered Canadian former unitholders who held their unit certificates directly will receive T3 slips directly from the transfer agent. Please refer to our press release dated March 8, 2006 for further details on the taxation of the distribution.

Harvest is one of Canada’s largest conventional oil and natural gas trusts, actively managed to maintain or increase cash flow per unit through our strategy of acquiring, enhancing, and producing crude oil, natural gas and natural gas liquids. Harvest’s current production is weighted approximately 75% to crude oil and liquids and 25% to natural gas. Distributions to unitholders are based on cash flow from operations, which are generated by the production and enhancement of properties within our five key areas across Western Canada. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

Investor & Media Contacts:
John Zahary	Robert Fotheringham
President & CEO	Vice President, Finance & CFO

Cindy Gray
Investor Relations Advisor

Corporate Head Office:
Harvest Energy Trust
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca